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                                                                       EXHIBIT 4

Continuus Software Corporation
9401 Jeronimo Road
Irvine, California 92618

                                                                October 30, 2000

Dear Stockholder:

     I am pleased to inform you that Continuus Software Corporation has entered into a merger agreement with Telelogic AB, pursuant to which a wholly-owned subsidiary of Telelogic has commenced a tender offer to purchase all of the outstanding shares of Continuus' common stock for $3.46 per share in cash. The tender offer is conditioned upon, among other things, at least a specified minimum number of Continuus' shares outstanding being tendered and not withdrawn and the receipt of required regulatory approvals. The tender offer will be followed by a merger in which each share of Continuus' common stock not purchased in the tender offer will be converted into the right to receive $3.46 per share in cash.

     YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE TERMS OF THE TELELOGIC OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF CONTINUUS' STOCKHOLDERS, AND RECOMMENDS THAT CONTINUUS' STOCKHOLDERS ACCEPT THE TELELOGIC OFFER AND TENDER THEIR SHARES OF CONTINUUS COMMON STOCK PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the opinion of the Company's financial advisor, US Bancorp Piper Jaffray, that, as of the date of such opinion and based on and subject to the matters stated in such opinion, the $3.46 in cash per share of Continuus common stock to be received by the holders of Continuus common stock in the tender offer and the merger is fair from a financial point of view to such holders. A copy of such opinion setting forth the assumptions made, procedures followed, matters considered and limits on the review undertaken by US Bancorp Piper Jaffray in rendering its opinion, can be found in Annex B to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

     Enclosed are Telelogic's Offer to Purchase, dated October 30, 2000 and Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

                                          John R. Wark
                                          President and Chief Executive Officer